Exhibit (a)(1)(L)

TO:
FROM:
SUBJECT:	EXCHANGE OFFER: Assistance Now Available By Facsimile
DATE:	January 20, 2010

If you have technical difficulty accessing the Exchange Offer website at https://mentor.equitybenefits.com/ or otherwise require assistance, you can contact us by email at Option_ExchangeQuestions@mentor.com or by facsimile at (503) 685-1485. Messages will be responded to between 8:00 a.m. and 5:00 p.m. Pacific Standard Time, Monday through Friday.